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                                                                 Exhibit (a)(26)

                                                                December 2, 1999


Q 1. WHAT IS REALLY HAPPENING HERE?

A 1. Most simply, the families have formed NAJ to make the tender offer to buy the publicly traded shares. After the tender offer is done, the families, through, NAJ, will own a significantly higher percentage of AJL's shares.

Shortly after the tender offer, NAJ will come to AJL and will propose to execute a merger agreement between NAJ and AJL. NAJ would legally survive the merger, but will be renamed AJL and will continue all of the business of AJL. There will be an extraordinary shareholders meeting to approve the merger. While the families will control enough shares to approve the merger, shareholders will have the opportunity to exercise their appraisal rights and receive fair value. This is the legal description. For you as distributors, these will be no changes to your business as a result of these transactions.



Q 2. WHY CAN'T THE COMPANY MAKE UP MY LOSS; I AM A LOYAL AJL DISTRIBUTOR?

A 2. Japanese and American law both require that every shareholder receive equal treatment in the tender offer. The families believe that they have offered a full and fair price in light of conditions today.



Q 3. IF I DO NOT TENDER, HOW WILL I BE TREATED?

A 3. People who do not tender will continue to be AJL shareholders until the merger is completed. In the process of merger procedures, shareholders will again be given a choice - to either receive stock in the surviving company (renamed AJL) or to ask the Company to buy their stock for fair value.

If you become a shareholder in the surviving company, you will receive all rights accorded to shareholders. If dividends are paid, they will be paid on all shares (other than fractional shares). Annual shareholder meetings will occur and shareholders will be given notice and invited to attend. You will receive all the documents that are legally required. This includes financial information. Your ability to sell your shares will be limited, however, since there will be no publicly traded market. And the dividend policy is likely to change.



Q 4. IS NAJ DIFFERENT THAN AJL? WHY IS GARY SUMIHIRO REPRESENTATIVE DIRECTOR?

A 4. NAJ was formed by the families simply to do this transaction. After the merger, while NAJ is the "legal" surviving company, in reality, the AJL business will continue and the NAJ name will disappear.

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Gary Sumihiro was chosen as Representative Director for the tender offer and the merger because of the heavy legal requirements of the transaction. Once the AJL business is combined with NAJ in the merger, Jim Payne and Doug DeVos will become the Representative Directors. AJL management will continue to direct the operation of the surviving company and you will all be distributors of the new company. Your relationship with the AJL business will not change.


Q 5. WILL THE BUSINESS CHANGE AS A RESULT OF THE MERGER?

A 5. The merger is a legal requirement that is meant to optimize the efficiency of the corporate structure. We fully expect there will be changes that continue to improve the business for each Amway distributor. But these changes will not be caused by the merger.


Q 6. WHEN IS THE MERGER LIKELY TO OCCUR?

A 6. The families want to move forward as quickly as possible on the merger. However, it is still likely to take 4 to 6 months to complete.

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